BRAMBLES

02042618

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

24 June 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUL 1 2 2002 WASH. D.C. 164 SECTION

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
JUL 2 3 2002
THOMSON
FINANCIAL
P

S G Walters

Sandra Walters
Assistant Company Secretary

7/16

Company	Brambles Industries PLC
TIDM	BI.
Headline	Trading Statement
Released	07:00 19 Jun 2002
Number	4435X

BRAMBLES INDUSTRIES

SEMINARS FOR ANALYSTS/INVESTORS AND TRADING UPDATE

We are arranging a series of presentations for analysts and institutional investors, together with visits to some of our operations in the US and the UK in the period from 20 June to 25 June. In this context we are making a general update on current trading. We confirm that, as indicated at the time of the announcement of our interim results in late February this year, we expect our continuing businesses to progress in the second half of the current financial year when compared with the same period a year ago.

Revenue growth at CHEP, Cleanaway and Recall has continued.

In CHEP, the management initiatives to enhance operational performance in North America have begun to yield results. The depot reconfiguration programme is proceeding as planned, transport costs are falling and the channel pricing programme has now been implemented. Asset productivity in North America is improving following action to achieve a significantly higher level of pallet recoveries from the Non-Participating Distributors. The new Wal-Mart contract, signed in March, is also contributing a better performance for CHEP.

In Europe, CHEP's performance improvement is slower than North America, although asset utilisation is increasing as a result of greater collection activity. The continuing penetration of the Italian and German pallet markets remains a primary focus of revenue growth. The implementation of the CHEP IT project is proceeding as expected and will benefit the business in the future.

Overall in CHEP, performance in the US and Europe has stabilised in the last 5 months and is anticipated to pick up in 2002/03.

Cleanaway UK has continued to make good progress and as expected, trading in Germany has stabilised with paper prices less volatile.

Recall is continuing to perform strongly.

Brambles Industrial Services has improved further in the second half although some regional businesses are still impacted by market slowness.

The Group overall is continuing to perform in line with our expectations in late February this year.

19 June 2002

For further information, contact:

London		
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Sydney		
All Enquiries	Edna Carew Group Manager Communications	+61 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney Australia

Slides from the presentations to analysts and investors will be made available on our website www.brambles.com at the start of each day.

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

24 June 2002

12) Total holding following this notification

92,510,473

13) Total percentage holding of issued class following this notification

12.78%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24 June 2002

Details of Registered Holders

Capital Guardian Trust Company		4.91%
State Street Nominees Limited	5,644,300	
Bank of New York Nominees	746,681	
Chase Nominees Limited	14,726,478	
BT Globenet Nominees Ltd.	197,000	
Midland Bank plc	6,305,800	
Bankers Trust	1,692,500	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,488,900	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,554,808	

Capital International Limited		2.07%
State Street Nominees Limited	533,481	
Bank of New York Nominees	1,749,191	
Chase Nominees Limited	3,592,638	
Midland Bank plc	225,600	
Bankers Trust	2,984,269	
Barclays Bank, Barclays Global Securities Services	152,700	
Citibank London	96,426	
Morgan Guaranty	252,945	
Nortrust Nominees	2,645,096	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	94,300	
Citibank NA	42,600	
Deutsche Bank AG	462,700	
HSBC Bank plc	685,100	
Northern Trust AVFC	220,400	
KAS UK	36,715	
Mellon Nominees (UK) Limited	299,000	
Bank One London	298,180	
Clydesdale Bank plc	105,800	

Total	14,963,827	
Capital International S.A.		1.63%
State Street Nominees Limited	344,200	
Bank of New York Nominees	77,500	
Chase Nominees Limited	4,538,154	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,426,600	
Barclays Bank, Barclays Global Securities Services	1,261,300	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,838,997	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	140,400	
Citibank NA	53,300	
Deutsche Bank AG	351,700	
HSBC Bank plc	307,240	
Total	11,795,147	
Capital International Inc.		0.17%
State Street Nominees Limited	128,498	
Bank of New York Nominees	230,400	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	422,000	
Deutsche Bank AG	30,000	
Total	1,214,698	
Capital Research and Management Company		4.00%
State Street Nominees Limited	2,281,993	
Chase Nominees Limited	26,700,000	
Total	28,981,993	

EuroPacific Growth Fund
3.14% 22,700,000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Putnam Investment Management, Inc. and Putnam Advisory Company, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

24 June 2002

12) Total holding following this notification

48,425,885

13) Total percentage holding of issued class following this notification

6.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification - 24 June 2002